                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2004


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                    (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                     Form 20-F        Form 40-F    X
                                              ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                           Yes       No   X
                                              -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX



DOCUMENTS       DESCRIPTION
---------      -----------
1.              Press release dated December 15, 2004 -- AEterna Zentaris Announces
                Appointments to its Board, as well as to the Board and Management of its
                Subsidiary Atrium Biotechnologies


                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS ANNOUNCES APPOINTMENTS TO ITS BOARD, AS WELL AS TO THE BOARD AND MANAGEMENT OF ITS SUBSIDIARY ATRIUM BIOTECHNOLOGIES

QUEBEC CITY, CANADA, DECEMBER 15, 2004 -- Dr. Eric Dupont, Chairman of AEterna Zentaris Inc. (TSX: AEZ; Nasdaq: AEZS) today announced the appointment of Gerard
A. Limoges, CM, FCA, to its Board of Directors, replacing Dr. Francis Bellido, President and Chief Executive Officer of Biomundis Biotechnology Investment Fund. Mr. Limoges will also serve as Chairman of the Audit Committee. Mr. Pierre MacDonald, former Chairman of this Committee, will remain Committee and Board member. Furthermore, Dr. Dupont announced that an external representative of the Societe Generale de Financement du Quebec (SGF) will be appointed to AEterna Zentaris' Board in the next few months, following the departure of Henri A. Roy, former President of the SGF.

"We are very proud to welcome Mr. Limoges to our Board of Directors. His vast experience in business and finance should contribute in achieving our goals over the next few years", stated Dr. Eric Dupont, Chairman of AEterna Zentaris. "I would also like to thank Dr. Bellido and Mr. Roy for their contribution during the last year."

ATRIUM'S BOARD APPOINTMENTS

Pierre Laurin, Chairman of the Board of Atrium Biotechnologies Inc.
(Atrium), AEterna Zentaris' 60%-owned subsidiary, announced the appointment of Dr. Eric Dupont as Vice Chairman of the Board of Atrium. Luc Dupont, former Vice Chairman and CEO, is appointed President and Chief Executive Officer of Atrium, as well as Board member. Furthermore, Mr. Laurin appointed Gerard Limoges and Jacques Gauthier to the Board of Atrium. Mr. Limoges will serve as Chairman of the Audit Committee of Atrium, while Mr. Gauthier will act as the external representative for the SGF to Atrium's Board replacing former Board member Henri
A. Roy.

"We are convinced that these appointments will reinforce Atrium's Board structure and enable the Company to execute its strategic plan", stated Pierre Laurin, Chairman of Atrium. "I would also like to thank Mr. Roy for his contribution during the last year."

                                                         [AETERNA ZENTARIS LOGO]

ATRIUM'S MANAGEMENT APPOINTMENTS

Furthermore, the following key management appointments at Atrium were made. John Dempsey is appointed Vice President and Chief Financial Officer. Former Vice President, Finance, Jocelyn Harvey, becomes Vice President, Mergers and Acquisitions. Richard Bordeleau, formerly President at Atrium, is now President, Health and Nutrition Division, while Charles Boulanger is appointed President, Active Ingredients and Specialty Chemicals Division. Finally, Yvan Sergerie is appointed Vice President International, Sales and Marketing, Health and Nutrition Division.

"We are confident that with such enhanced experience to the Board and its management, Atrium, under the strong leadership of Luc Dupont, President and CEO of Atrium, is well positioned and structured to fully achieve its strategic growth plan", added Gilles Gagnon, President and CEO of AEterna Zentaris.

GERARD A. LIMOGES, CM, FCA

Following a 37-year career at Ernst & Young, where he acted as Deputy Chairman, Canada, from 1993 until his retirement in September 1999, Mr. Limoges now devotes his time as Corporate Director of many companies including Galileo Genomics, Biogentis Inc., Metro Inc., Fiducie Desjardins, Horizon Sciences & Technologies Inc. and EngenuityTechnologies Inc.

Mr. Limoges has extensive experience in the fields of accounting, audit, mergers and acquisitions and has worked for clients in such industries as the new economy, services, retail, communications, transportation, finance and insurance.

Mr. Limoges has also received the Order of Canada in 2002.

JACQUES GAUTHIER

Since March 2004, Mr. Gauthier has been Senior Vice President and Chief Operating Officer at Kruger, Energy Division, considered as a main private producer of electricity in Canada. Over the last ten years, he has held senior executive positions including President and Chief Executive Officer at Boralex and Vice President, Development at Cascades. Mr. Gauthier, who earned his law degree from Sherbrooke University, has extensive experience in the following sectors: acquisitions, financing, business development and operations.

JOHN DEMPSEY, MBA, CGA

Mr. Dempsey has over 15 years experience as a Senior Executive in corporate financing and has developed an expertise in commercial transactions mostly in innovative structures, negotiations and acquisitions. Mr. Dempsey worked for large corporations such as Valeurs mobilieres Banque Laurentienne, Imprimerie Quebecor, Bell Canada, BCE and UAP. He studied at McGill University where he earned a Bachelor's degree in electrical engineering and a MBA. He is also a member of the Quebec Certified General Accountants professional corporation.

                                                         [AETERNA ZENTARIS LOGO]

CHARLES BOULANGER

Mr. Boulanger has vast experience in management, business development and marketing, which has enabled him to become a top level executive at both the national and international levels over the last twenty years, mostly in the petrochemical industry. Mr. Boulanger is a graduate from Laval University in mechanical engineering and prior to joining Atrium, was President of Pole Quebec Chaudiere-Appalaches.

YVAN SERGERIE

Before joining Atrium, Mr. Sergerie had worked for the multinational Ciba Vision Corporation, a division of Novartis, the fifth largest pharmaceutical company in the world. During those years, he was, among other executive positions at Ciba, President for North America and Vice President for Asia/Pacific. A graduate in commerce from Montreal University's HEC (Hautes Etudes Commerciales), Mr. Sergerie is a seasoned manager in marketing and business development.

ABOUT AETERNA ZENTARIS INC.


AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes cetrorelix and perifosine. Cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), is also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH). Perifosine, an orally-active AKT inhibitor, is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 60% of Atrium Biotechnologies Inc. This international company develops, manufactures and markets active ingredients and specialty chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries. Its active ingredients and specialty chemicals division offers more than 1,000 products to some 2,000 customers while its health and nutrition division has a line of 500 products geared to a network of 36,000 healthcare professionals.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                                         [AETERNA ZENTARIS LOGO]

CONTACTS:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com
----------------------------------          -----------------------------------

U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Dr. Mathias Pietras
Kim Golodetz                                +49 69 42602 3423
(212) 838-3777                              mathias.pietras@zentaris.de
kgolodetz@lhai.com                          ---------------------------
------------------

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AETERNA ZENTARIS INC.


Date:  December 15, 2004         By: /s/ Mario Paradis
-----------------------             -------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary